InterTAN Receives Purported Termination Notice From RadioShack

BARRIE, Ontario, April 6--InterTAN, Inc. , a leading consumer electronics retailer of both private-label and internationally branded products, today announced that it has received a letter from RadioShack Corporation purporting to terminate the Third Amended and Restated InterTAN Advertising Agreement, the Second Amended and Restated License Agreement and the Second Amended and Restated Merchandise Agreement among InterTAN and RadioShack (and certain of their affiliates). The letter from RadioShack stated, as grounds for such termination, that InterTAN has not paid a $55,000 annual fee under the Advertising Agreement for 2004, which amount has not yet been invoiced by RadioShack. RadioShack also filed a lawsuit in Texas state court seeking to terminate the agreements. InterTAN believes the notice is invalid, and intends to vigorously contest the purported termination of these agreements. Attached to this press release is a copy of today's response to RadioShack by InterTAN.

Yesterday's termination notice follows a notice received from RadioShack on March 31, 2004, after the announcement of the execution of the merger agreement between InterTAN and Circuit City Stores, Inc., exercising RadioShack's right to terminate the License Agreement effective as of June 30, 2009. The License Agreement had been set to expire June 30, 2010.

Circuit City has been advised of both RadioShack's actions and InterTAN's response, and W. Alan McCollough, Chairman, President, and Chief Executive Officer of Circuit City has stated that "Circuit City is aware of RadioShack's position with respect to these agreements, and remains strongly committed to consummating the previously announced combination of InterTAN and Circuit City."

Further information on the Circuit City transaction can be found online at http://www.intertan.com/.

InterTAN, Inc., headquartered in Barrie, Ontario, operates through approximately 980 company retail stores and dealer outlets in Canada under the trade names RadioShack(R), Rogers Plus(R), and Battery Plus(R).

Certain information disclosed in this press release, including statements regarding the pending acquisition of InterTAN, constitutes forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the failure to complete the combination or to complete it in a timely manner, consumer demand and preference, product availability, development of new technology, global political and economic conditions, and other risks indicated in filings with the Securities and Exchange Commission such as InterTAN's previously filed periodic reports, including its Form 10-K for the 2003 fiscal year.

Additional Information

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities of InterTAN. At the time the offer is commenced, Circuit City will file a tender offer statement with the U.S. Securities and Exchange Commission and Canadian security regulatory authorities and InterTAN will file a solicitation/recommendation statement with respect to the offer. Investors and InterTAN stockholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement when they are available because they will contain important information. These documents will be made available to all InterTAN stockholders at no expense to them and, when available, may be obtained at no charge at the SEC's Web site at http://www.sec.gov/ and at the Canadian Securities Administrator's SEDAR Web site at http://www.sedar.com/ or from InterTAN either at its website at http://www.intertan.com/ or by directing a request to InterTAN, Inc., 279 Bayview Drive, Barrie, Ontario, Canada L4M 4W5.


                           [InterTAN, Inc. Letterhead]

                                Jeffrey A. Losch
                              Senior Vice President
                           Secretary & General Counsel
                       Direct: (705) 728-6242 - Ext. 4118
                               Fax: (705) 728-6742

VIA FAX and COURIER
                                                 April 5, 2004

Mr. Mark C. Hill
RadioShack Corporation
100 Throckmorton Street
Suite 1900
Fort Worth, Texas 76102

           Re: Third Amended & Restated InterTAN Advertising Agreement

                            ("Advertising Agreement")
Dear Mr. Hill:


     We saw for the first time today your letter dated April 2, 2004, which purports to terminate the above-referenced agreement and, through cross-default provisions, the License Agreement and the Merchandise Agreement (each as defined in your letter). A few hours ago, we received another letter from you notifying us that RadioShack filed suit today without giving us the courtesy of time to respond to your first letter (which was faxed to a central fax machine in the afternoon of Friday, April 2).

     Your letters are transparently a pretext for RadioShack Corporation to terminate the Advertising, License and Merchandising Agreements because of InterTAN, Inc.'s announcement of its pending acquisition by Circuit City Stores, Inc., which termination is expressly prohibited by our letter agreement dated April 6, 2001. Please be advised that InterTAN intends to hold RadioShack responsible for all damages or losses that result to InterTAN or its stockholders from your bad faith purported termination of these agreements in breach of the April 6 letter.

     Section 5 of the Advertising Agreement clearly contemplates that RadioShack will invoice InterTAN for the 2004 $55,000 payment provided for by Section 3(a). Indeed, in 2002 and 2003, RadioShack sent such invoices in January and May, respectively, for the annual payments, and InterTAN paid both invoices. As you know, we have not received an invoice for 2004. Thus, your purported termination violates the terms of the Advertising Agreement, the meaning of which is evidenced by RadioShack's own prior course of conduct under the Advertising Agreement. For those reasons, among others, we reject your invalid purported termination and instead will treat your letter as the invoice required under the Advertising Agreement. Accordingly, enclosed is InterTAN's check for $55,000, representing the 2004 payment. Additionally, although we do not believe interest is due on this amount, to eliminate any uncertainty about our full compliance with the Advertising agreement, we are tendering a separate check in the amount of $1,157.26 representing accrued interest on this payment.

     We will respond to your lawsuit in due course.

                                                         Very truly yours,

                                                        /s/ Jeffrey A. Losch

                                                        Jeffrey A. Losch